Mercedes-Benz Auto Lease Trust 2019-A
Investor Report

Amounts in USD

Dates

Collection Period No.	28			
Collection Period (from... to)	1-Apr-2021	30-Apr-2021		
Determination Date	13-May-2021			
Record Date	14-May-2021			
Payment Date	17-May-2021			
Interest Period of the Class A-1 Notes (from... to)	15-Apr-2021	17-May-2021	Actual/360 Days	32
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 5/15/2021	15-Apr-2021	15-May-2021	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	265,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	479,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	479,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	94,110,000.00	94,089,167.69	40,097,132.70	53,992,034.99	573.711986	0.426067
Total Note Balance	**1,317,110,000.00**	**94,089,167.69**	**40,097,132.70**	**53,992,034.99**		
Overcollateralization	227,885,985.84	247,199,357.73	247,199,357.73			
Total Securitization Value	**1,544,995,985.84**	**341,288,525.42**	**287,296,490.43**			
present value of lease payments	611,860,521.38	42,829,073.33	34,686,699.28			
present value of Base Residual Value	933,135,464.46	298,459,452.09	252,609,791.15			

	Amount	Percentage
Initial Overcollateralization Amount	227,885,985.84	14.75%
Target Overcollateralization Amount	247,199,357.73	16.00%
Current Overcollateralization Amount	247,199,357.73	16.00%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	2.743390%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	3.010000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	3.100000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	3.250000%	254,824.83	2.707734	54,246,859.82	576.419720
Total		**254,824.83**		**$54,246,859.82**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,467,746,186.55**	**264,038,726.13**	**210,046,691.14**

Available 2019-A Collections

Lease Payments Received	7,419,184.88
Net Sales Proceeds-early terminations (incl Defaulted Leases)	23,081,417.45
Net Sales Proceeds-scheduled terminations	36,467,938.36
Excess wear and tear included in Net Sales Proceeds	116,807.75
Excess mileage included in Net Sales Proceeds	150,353.41
Subtotal	**66,968,540.69**
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	596.13
Total Available Collections	**66,969,136.82**

Distribution on the Exchange Note

(1) Total Servicing Fee	284,407.10
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (3.26%)	717,305.21
(3) Exchange Note Principal Distributable Amount	53,992,034.99
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	11,975,389.52
Total Distribution	**66,969,136.82**

Available Funds ABS Notes

Total Exchange Note Payments	54,709,340.20
Reserve Account Draw Amount	0.00
Total Available Funds	**54,709,340.20**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	254,824.83
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	53,992,034.99
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	462,480.38
Total Distribution	**54,709,340.20**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	284,407.10	284,407.10	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	254,824.83	254,824.83	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	254,824.83	254,824.83	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	254,824.83	254,824.83	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	53,992,034.99	53,992,034.99	0.00
Principal Distribution Amount	53,992,034.99	53,992,034.99	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,862,489.96
Reserve Fund Amount - Beginning Balance	3,862,489.96
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	31.75
minus Net Investment Earnings	31.75
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,862,489.96
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	31.75
Net Investment Earnings on the Exchange Note Collection Account	564.38
Investment Earnings for the Collection Period	596.13

Notice to Investors

Mercedes-Benz Financial Services USA LLC, as Servicer has elected to exercise its option under Section 5.01 of the 2019-A Servicing Supplement to purchase the 2019-A Exchange Note on May 17, 2021 (the "Redemption Date") and has deposited $40,097,132.70 into the 2019-A Exchange Note Collection Account to redeem the balance of the Class A-4 Note. Therefore, pursuant to Section 10.01 of the Indenture, the Notes will be redeemed on the Redemption Date.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,544,995,985.84	38,227
Securitization Value beginning of Collection Period	341,288,525.42	11,052
Principal portion of lease payments	5,527,149.00	
Terminations- Early	18,007,004.93	
Terminations- Scheduled	29,190,379.44	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	1,267,501.62	
Securitization Value end of Collection Period	287,296,490.43	9,356
Pool Factor	18.60%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	8.70%	8.70%
Weighted Average Remaining Term (months)	23.64	5.75
Weighted Average Seasoning (months)	14.32	34.88
Aggregate Base Residual Value	1,100,930,284.17	262,002,656.78
Cumulative Turn-in Ratio		85.10%
Proportion of base prepayment assumption realized life to date		54.23%
Actual lifetime prepayment speed		0.50%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	286,078,095.59	9,319	99.58%
31-60 Days Delinquent	743,724.72	24	0.26%
61-90 Days Delinquent	394,551.76	10	0.14%
91-120 Days Delinquent	80,118.36	3	0.03%
Total	287,296,490.43	9,356	100.00%

Delinquency Trigger			**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value			0.165%
Delinquency Trigger occurred			No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	352,126.60	11	24,776,424.26	699
Liquidation Proceeds	183,158.14		19,449,901.39	
Recoveries	167,510.41		5,327,311.24	
Principal Net Credit Loss / (Gain)	1,458.05		(788.37)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.006%
Prior Collection Period	(0.382%)
Second Prior Collection Period	(0.154%)
Third Prior Collection Period	0.005 %
Four Month Average	(0.131)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.000%

Average Net Credit Loss / (Gain)   (1.13)

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	48,112,759.39	1,685	840,380,505.84	28,169
Sales Proceeds and Other Payments Received	58,565,438.86		923,145,466.91	
Residual Loss / (Gain)	(10,452,679.47)		(82,764,961.07)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(39.909)%
Prior Collection Period	(39.337%)
Second Prior Collection Period	(17.774%)
Third Prior Collection Period	(13.217%)
Four Month Average	(27.559)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (5.357)%

Average Residual Loss / (Gain)   (2,938.16)